                    U.S. SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                  FORM 12b-25

                          NOTIFICATION OF LATE FILING

                                                           SEC FILE NUMBER
                                                               0-22802

                                                            CUSIP NUMBERS
                                                             100578 10 3
                                                             100578 AA 1
                                                             100578 AB 9
                                                             100578 AC 7


[ ] Form 10-K and Form 10-KSB  [ ] Form 11-K   [ ] Form 20-F [X] Form 10-
     Q and Form 10-QSB
[ ] Form N-SAR

         For Period Ended:      July 11, 1999
                                -------------

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

         For the Transition Period Ended:

Read Attached Instruction Sheet Before Preparing Form.  Please Print or Type.

   Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

   If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

                        Part I--Registrant Information.

Full Name of Registrant:  BOSTON CHICKEN, INC.
                          --------------------------------------------------

Former Name if Applicable:  Not Applicable
                            ------------------------------------------------

Address of Principal Executive Office:

                           14123 Denver West Parkway
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                              (Street and Number)

                         Golden, Colorado  80401-4026
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                          (City, State and Zip Code)
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                       Part II--Rules 12b-25 (b) and (c)

   If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

   [ ] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

   [ ] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

   [ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                              Part III--Narrative

   State below in reasonable detail the reasons why Form 10-K, 10-KSB, 20-F, 11-K, 10-Q, 10QSB, N-SAR, or the transition report, or portion thereof, could not be filed within the prescribed period. (Attach Extra Sheets if Needed):
See Attachment A
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                           Part IV--Other Information
   (1) Name and telephone number of person to contact in regard to this notification:

   Amy S. Powers, Sr. Vice President & General Counsel             (303)           216-5772
------------------------------------------------------------------------------------------------
                      (Name)                                    (Area Code)    (Telephone Number)

   (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

       Annual Report on Form 10-K for fiscal year ended
        December 27, 1998                                            [ ]  Yes  [X]  No

       Quarterly Report on Form 10-Q for the quarter ended
        April 18, 1999                                               [ ]  Yes  [X]  No

   (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                     [X]  Yes  [ ]  No

   If so: attach an explanation of the anticipated change, both narratively and quantitatively, and if appropriate, state the reasons why a reasonable estimate of the results cannot be made. See Attachment B
                                ----------------

                             BOSTON CHICKEN, INC.
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                 (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:   August 26, 1999                    By:      /s/Lawrence E. White
        ---------------                        ----------------------------
                                                     Lawrence E. White
                                               Executive Vice President and
                                                 Chief Financial Officer

INSTRUCTION: The form must be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.
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                                  Attachment A
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     As previously reported, PricewaterhouseCoopers, LLP ("PWC"), the Company's independent auditors, has advised the Company that, absent sufficient competent evidential matter to support both the appropriateness of certain accounting methods and principles and the reasonableness of certain assumptions used by prior management in reporting certain estimates, PWC would likely be unable to opine on the Company's fiscal 1998 financial statements. The Company believed that its 1997 year-end financial statements and possibly certain other prior period financial statements would be re-audited and restated. However, PWC subsequently advised the Company it will not opine on the Company's 1997 or other prior period financial statements. In addition, PWC has advised the Company that because it will not opine on the 1997 year-end balance sheet, it also will not opine on the Company's 1998 cash flow or income statements, and is still in the process of auditing the Company's fiscal 1998 year-end balance sheet. Management believes it could be materially misleading to issue quarterly financial information prior to the completion of the 1998 year-end balance sheet audit and, therefore, does not expect to file its Quarterly Report on Form 10-Q for the quarter ended July 11, 1999 on a timely basis.
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                                  Attachment B
                                  ------------

   The results of operations for the second quarter of 1999 will not be comparable to the respective quarter in 1998 due to the change in focus of the Boston Market restaurant system from a franchise system to a predominantly company-controlled system.